UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03043099

December 10, 2003

Chris Hall
Perkins Coie
1211 S.W. Fifth Avenue, Suite 1500
Portland, OR 97204-3715

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/10/2003

Re: Longview Fibre Company
Incoming letter dated September 25, 2003

Dear Mr. Hall:

This is in response to your letter dated September 25, 2003 the shareholder proposal submitted to Longview by Thomas D. Anderson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas D. Anderson
1141 – 17th
Longview, WA 98632

Perkins Coie

1211 S.W. Fifth Avenue, Suite 1500
Portland, OR 97204-3715
PHONE: 503.727.2000
FAX: 503.727.2222
www.perkinscoie.com

RECEIVED
2003 SEP 26 PM 5:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

September 25, 2003

Office of Chief Counsel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Longview Fibre Company

Ladies and Gentlemen:

We are counsel for Longview Fibre Company ("**Longview**," or the "**Company**"). On June 30, 2003, the Company received four shareholder proposals from Mr. Thomas Anderson for inclusion in the Company's proxy materials for its 2004 annual meeting of shareholders. Longview responded to Mr. Anderson with a letter explaining certain deficiencies in his proposal, including the number of proposals. On July 14, 2003, the Company received another letter from Mr. Anderson curing these deficiencies. A copy of the two letters from Mr. Anderson are attached to this letter as Exhibits "A" and "B", and, when read together, form his proposal.

By copy of this letter the Company notifies Mr. Anderson that it intends to omit the proposal from its proxy materials pursuant to Rule 14a-8 under the Securities Act of 1934 (the "Act"). We are writing to request that the Division not recommend any enforcement action if the proposal is omitted. The Company's decision to omit the proposal is based upon the following conclusions, each of which is discussed in greater detail below:

1. The proposal may be omitted pursuant to Rule 14a-8(i)(1) because, under the laws of the jurisdiction of the Company's incorporation, Washington, it is not a proper subject for action by shareholders; and

2. The proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is so vague as to be impermissibly misleading in violation of Rule 14a-9.

[04089-0011/PA032470.034]

The Proposal

The proposal reads:

> "That the corporation be split into 3 separate and distinct entities as follows.
> a.) Longview Fibre Tree Farms Inc.
> b.) Longview Fibre Pulp & Paper Mill Inc.
> c.) Longview Fibre Converting Corp.
> Shares of stock would be issued separately to shareholders in proportion to present ownership."

The Proposal is an Improper Subject for Shareholder Action and May be Omitted Under Rule 14a-8(i)(1)

Under Rule 14a-8(i)(1), a shareholder proposal may be omitted from a company's proxy if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Longview is domiciled and incorporated in the State of Washington. Under Washington law, "[a]ll corporate powers shall be exercised by or under the authority of, and the business affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." Wash. Rev. Code §23B.08.010. The Company's articles of incorporation do not limit the board of director's authority or expand shareholder authority to encompass actions like those proposed. Mr. Anderson's proposal would have shareholders impermissibly exercise corporate powers reserved to the Company's board of directors, and is properly omitted.

Due to the vagueness of the proposal (as discussed below), it is unclear how the proposal would specifically be implemented. However, any implementation of the proposal would touch on subjects that are not proper for action by shareholders, since authority for such actions is specifically reserved to the board of directors through the right to take action or, as a threshold matter, make recommendations to the shareholders. Examples include the issuance of shares, Wash. Rev. Code §23B.06.210, making distributions to shareholders, Wash. Rev. Code §23B.06.400, entering into a merger or share exchange, Wash. Rev. Code §23B.11.030, the sale of all or substantially all of the corporation's assets, Wash. Rev. Code §23B.12.020, and dissolution, Wash. Rev. Code §23B.14.020.

Mr. Anderson's proposal is set forth in mandatory ("the corporation be split", emphasis added), rather than precatory, terms. As such it would usurp the authority of the Company's board of directors granted by Washington corporate law, and therefore may be omitted from the Company's proxy statement as an improper subject for shareholder action.

The Proposal Is Impermissibly Vague and May be Omitted under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if it is contrary to any of the Commission's proxy rules, including 14a-9, which limits false or misleading statements in proxy soliciting materials. *See* Brystol-Myers Squibb Co., (February 6, 1996). Under Rule 14a-9, a statement is false or misleading if it omits any material fact necessary in order to make the statements therein not false or misleading. *See* Rule 14a-9. The Staff has found that a shareholder proposal may be omitted from the proxy statement when the proposal is "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992). *See, e.g.,* IDACORP, Inc. (January 24, 2000), quoting A.H. Belo Corp. (January 29, 1998); Wendy's International, Inc. (February 6, 1990); NYNEX Corp. (January 12, 1990).

The proposal submitted by Mr. Anderson is so vague and ambiguous that the Company's shareholders, as well as the Company, would be unable to ascertain with reasonable certainty what actions or measures would be required to effectuate the proposal. Even the most fundamental question regarding the "split" - how the Company's assets, liabilities and personnel would be allocated among the resulting entities – is not addressed. The proposal merely gives the names of three entities into which the Company must be split, without *any* guidance as to what transactions would be taken to implement the "split" or what the resulting corporate structure would be other than "3 separate and distinct entities."

Furthermore, the proposal fails to alert shareholders of the broad scope and financial magnitude of the transactions that it proposes. The proposal describes no purpose for the proposed "split", leaving shareholders to arrive at their own conclusions as to the purpose or potential results of the proposed transaction, as well as the potential costs and risks associated with the vague proposal.

In summary, the proposal is subject to differing interpretations, provides no purpose or support, and it is impossible to discern what measures the Company would take to implement the proposal and how the Company would separate its assets. Accordingly, it may be properly omitted under Rule 14a-8(i)(3).

Conclusion

On behalf of the Company, we respectfully request the concurrence of the Division that the proposal may be omitted from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(1) and/or Rule 14a-8(3). To the extent the reasons expressed above are based on matters of Washington law, this letter represents our legal opinion.

In accordance with Rule 14a-8(j)(2), we have included five additional copies of this letter and five additional copies of the two letters from Mr. Anderson that contain the proposal. Should the Division wish to discuss this matter or require any additional information, please contact the undersigned at 503-727-2048, Roy Tucker at 503-727-2044, or Douglas Bosley at 503-727-2086.

Very truly yours,

Chris Hall

MCH:dcb
Enclosures

cc: Lisa McLaughlin
Thomas Anderson

Exhibit A

Thomas D. Anderson
1141- 17th.
Longview, Wa.

Longview Fibre Company
Board of Directors
P. O. Box 639
Longview, Wa. 98632

RECEIVED
LONGVIEW FIBRE CO.
JUN 30 2003

Sirs:
As a share holder I would like to propose the following resolutions to be Considered at the next stockholders meeting in 2004.

1.) That the corporation be split into 3 separate and distinct entities as follows. a.) Longview Fibre Tree Farms Inc.
b.) Longview Fibre Pulp & Paper Mill Inc.
c.) Longview Fibre Converting Corp.
Shares of stock would be issued separately to shareholders in proportion to present ownership.

2.) The Board will henceforth be composed of a majority of outside directors. These outside directors would exclude those who are blood or marriage related to the inside directors.

3.) Hereafter, all executives, salary people and all board members of any entity must retire at the end of their 69th. Birthday.

4.) All salary people at the Longview Fibre Co. shall have their salaries frozen until the long term debt has been paid down to 50% of its present debt.
If you have any questions on these proposed resolutions, please call me at phone number 1-360-423-5726.
As of March 31st 2003, I had 8386.66 shares of Longview Fibre Stock in my 401-K Plan, and 500 shares jointly owned by myself and my wife Beverly L. Anderson for a total of 8,886.66 shares.

Respectfully,
Thomas D. Anderson, 6-25-2003
Thomas D. Anderson

Exhibit B

July 10.2003

Lisa J. McLaughlin
Senior Vice President-Finance
Longview Fibre Company
Longview, WA 98632

Dear Lisa:

Thank you for your letter giving me instructions on correcting my shareholder proposal deficiencies. I received it on July 3, 2003.

My wife and I intend to hold our 500 joint shares of Longview Fibre Stock through the date of the next annual shareholders meeting in 2004, and be-yond that. Presently as of this date 7-10-2003, I also own 8410.66 shares of Longview Fibre Company stock in my 401-K. Of this amount, I have a re-Quired federal distribution on 12-31-2003 of 358 shares, according to the Vanguard Representative I spoke to today. He stated that I will have 8,502 Shares of L. F. Co. stock after January 1, 2004 if the price remains at $8.56 Per share. Regardless, the 500 jointly owned shares will cover the stock Ownership requirement.

I would like to specify that the number (1) proposal in the letter I sent you is to be included in the Companies proxy material. (It splits the Corporation into 3 separate and distinct entities).

Very respectfully yours,

Thomas D. Anderson

Thomas D. Anderson
1141 – 17th.
Longview, WA 98632

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Longview Fibre Company
Incoming letter dated September 25, 2003

The proposal mandates that the corporation be split into three separate and distinct entities.

There appears to be some basis for your view that Longview may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides Longview with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Longview omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Longview may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we do not believe that Longview may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely

Grace K. Lee
Special Counsel